                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                    EQUITY COMPRESSION SERVICES CORPORATION
                 (formerly known as Hawkins Energy Corporation)
                 ----------------------------------------------
                                (Name of Issuer)




                  Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   420258 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   HACL, Ltd.
                         Energy Investors Joint Venture
                     8080 N. Central Expressway, Suite 1600
                              Dallas, Texas  75206
                                (214) 891-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                   December 19, 1996
        ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                               Page 1 of __ pages
                       Exhibit Index appears on Page 1__

CUSIP NO. 420258 10 5                13D                      Page 2 of __ Pages

(1)      Name of Reporting Person                                   HACL, Ltd.
         S.S. or I.R.S. Identification No. of Above Person          I.D. No. 75-2679736

(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instructions)                                         (b) x

(3)      SEC Use Only                                              ___________________

(4)      Source of Funds (See instructions)                         WC

(5)      Check if Disclosure of Legal Proceedings is                Not Applicable
         required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of
         Organization                                               Texas

Number of Shares   (7)  Sole Voting
  Beneficially          Power                                       3,863,636
  Owned by Each                                                     ------------------
  Reporting Per-   (8)  Shared Voting
  son With              Power                                       8,000,000
                                                                    ------------------

                   (9)  Sole Dispositive Power                      3,863,636
                                                                    ------------------

                   (10) Shared Dispositive Power                    8,000,000
                                                                    ------------------


(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                                           3,863,636
                                                                    ------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         18.4%

(14)     Type of Reporting Person (See Instructions)                PN

CUSIP NO. 420258 10 5                13D                      Page 3 of __ Pages

(1)      Name of Reporting Person                                   Energy Investors
                                                                    Joint Venture
         S.S. or I.R.S. Identification No. of Above Person          I.D. No. 75-2679737

(2)      Check the Appropriate box if a Member of a Group           (a)
         (See instructions)                                         (b) x

(3)      SEC Use Only                                               ___________________

(4)      Source of Funds (See instructions)                         WC

(5)      Check if Disclosure of Legal Proceedings is                Not Applicable
         required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of
         Organization                                               Texas

Number of Shares   (7) Sole Voting                                  4,136,364
  Beneficially         Power                                        --------------------
  Owned by Each
  Reporting Per-   (8) Shared Voting                                         -0-
  son With             Power                                        --------------------

                   (9) Sole Dispositive Power                       4,136,364
                                                                    --------------------

                  (10) Shared Dispositive Power                              -0-
                                                                    --------------------

(11)     Aggregate Amount Beneficially Owned by Each                4,136,364
         Reporting Person                                           --------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes         Not applicable
         Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         19.7%

(14)     Type of Reporting Person (See Instructions)                PN

CUSIP NO. 420258 10 5                13D                     Page 4 of __ Pages



         The Statement relates to Common Stock, par value $0.01 per share, of Equity Compression Services Corporation, an Oklahoma corporation a Texas Joint Venture (the "Company") held by HACL, Ltd., a Texas limited partnership and Energy Investors Joint Venture, a Texas joint venture.

Item 1.  Security and Issuer.

         The class of equity security to which this statement relates is the Common Stock $0.01 par value per share (the "Common Stock") of Equity Compression Services Corporation, an Oklahoma corporation (the "Company"). The Company was formally known as Hawkins Energy Corporation. The Company has its principal executive offices at Twenty East Fifth Street, Suite 1500, Tulsa, Oklahoma 74103.


Item 2.  Identity and Background.

         The persons filing these statements are HACL, Ltd. ("HACL"), a Texas limited partnership, and Energy Investors Joint Venture, a Texas joint venture ("Energy Investors" or the "Joint Venture"). HACL's business address is 8080 North Central Expressway, Suite 1600, Dallas, Texas 75206 and its general partner is Six-Dawaco, Inc, a Texas corporation. HACL, Ltd. was formed to invest in the Company.

         Six-Dawaco, Inc., a Texas corporation ("Six-Dawaco"), is the sole general partner of HACL, Ltd. Six-Dawaco's address is 8080 North Central Expressway, Suite 1600, Dallas, Texas 75206. The Executive Officers and Directors are Ray C. Davis and Kelcy L. Warren. Mr. Davis and Mr. Warren are each private investors and their business address is 8080 North Central Expressway, Suite 1600, Dallas, Texas 75601.

         Energy Investors is a Texas joint venture whose business address is 8080 North Central Expressway, Suite 1600, Dallas, Texas 75206. HACL is the managing joint venturer of Energy Investors. In addition to HACL, the following persons hold joint venture interest in the Joint Venture:

                                                        BUSINESS OR
        NAME                                            RESIDENTIAL ADDRESS
        ----                                            -------------------
Lyda Hunt-Herbert,                                 3900 Thanksgiving Tower
Trustee for Douglas Herbert Hunt                   Dallas, Texas  75201

Lyda Hunt-Herbert,                                 3900 Thanksgiving Tower
Trustee for Barabara Ann Hunt                      Dallas, Texas  75201

CUSIP NO. 420258 10 5                13D                     Page 5 of __ Pages


Lyda Hunt-Herbert,                                 3900 Thanksgiving Tower
Trustee for Bruce William Hunt                     Dallas, Texas  75201

Lyda Hunt-Herbert,                                 3900 Thanksgiving Tower
Trustee for Lyda Bunker Hunt                       Dallas, Texas  75201

Lyda Hunt-Herbert,                                 3900 Thanksgiving Tower
Trustee for David Shelton Hunt                     Dallas, Texas  75201

Crain Resources, Ltd.                              P.O. Box 2146
                                                   Longview, Texas  79601

James D. Finley                                    301 Commerce St., Ste. 2400
                                                   Fort Worth, Texas  76102

Bryan Wagner                                       301 Commerce St., Ste. 3400
                                                   Fort Worth, Texas  76102

Duer Wagner, Jr.                                   301 Commerce St., Ste. 3400
                                                   Fort Worth, Texas  76102

Sklar & Phillips                                   P. O. Box 3735
                                                   Shreveport, La 71133-3735

James Bryant                                       8080 N. Central Expressway,
                                                   Suite 1200
                                                   Dallas, Texas  75206

C.R. Devine                                        c/o KCS Resources
                                                   P. O. Box 925549
                                                   Houston, Texas  77292

G. Lynn Smith                                      20 Scotsmore Court
                                                   Sugarland, Texas  77479

Pinewood Exploration, Inc.                         4444 Westgrove Dr.
Profit Sharing Plan                                Dallas, Texas  75248

Jim Byrd                                           P. O. Box 3247
                                                   Dallas, Texas  75606

Charles Williams                                   P. O. Box 3735
                                                   Shreveport, La  71133-3735

Robert Merrill                                     P. O. Box 3735
                                                   Shreveport, La  71133-3735

Tom Schoonover                                     2215B Westlake Drive
                                                   Austin, Texas  78746

CUSIP NO. 420258 10 5                13D                     Page 6 of __ Pages


Gary L. Salmon                                     P. O. Box 52149
                                                   Lafayette, La  70505

Keith Lawyer                                       3310 Amherst
                                                   Houston, Texas  77052

         The occupation for each of the joint venture partners of the Joint Venture is as set forth below:

        NAME                                       CURRENT OCCUPATION
        ----                                       ------------------
Lyda Hunt-Herbert,
Trustee for Douglas Herbert Hunt                      N/A

Lyda Hunt-Herbert,
Trustee for Barabara Ann Hunt                         N/A

Lyda Hunt-Herbert,
Trustee for Bruce William Hunt                        N/A

Lyda Hunt-Herbert,
Trustee for Lyda Bunker Hunt                          N/A

Lyda Hunt-Herbert,
Trustee for David Shelton Hunt                        N/A

Crain Resources, Inc.                                 N/A

James D. Finley                                 Vice President of
                                                Duer Wagner & Company

Bryan Wagner                                    Vice President of
                                                Duer Wagner & Company

Duer Wagner, Jr.                                President of
                                                Duer Wagner & Company

Sklar & Phillips                                      N/A

James D. Bryant                                 President of
                                                Cardinal Resources, Inc.

C. R. Devine                                    President of KCS Resources, Inc.

G. Lynn Smith                                   Consultant

Pinewood Exploration, Inc.                            N/A
Profit Sharing

Jim Byrd                                        Partner of Habenicht, Hasty &
                                                   Byrd

CUSIP NO. 420258 10 5                13D                     Page 7 of __ Pages

Charles Williams                                   Secretary/Treasurer of
                                                   Sklar & Phillips

Robert Merrill                                     Engineer at
                                                   Sklar & Phillips

Tom Schoonover                                     Owner/President of Texas Royalty

Gary L. Salmon                                     Owner/President of H.P.S.
                                                   Gas Properties, Inc.

Keith Lawyer                                       Private Investor


         Set forth above is the business address for each of the above joint venture partners.

         Neither Mr. Davis, Mr. Warren, nor any of the joint venture partners of the Joint Venture has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which was nor is he subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Common Stock of the Company to which this Schedule 13D relates was acquired pursuant to that certain Stock Purchase Agreement by and between the Company and HACL dated October 16, 1996 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, HACL acquired 3,863,363 shares of Common Stock and warrants to purchase 8,000,000 shares of Common Stock (the "Warrants") for an aggregate consideration of $2,125,000. Such purchase price was provided by capital contributions from the limited partners of HACL. The source of such capital contributions for each limited partner of HACL was personal funds or working capital.

         The Joint Venture acquired 4,136,364 shares of Common Stock in exchange for a payment of $2,275,000. Such purchase price was provided by capital contributions from the joint venture partners of the Joint Venture in the amounts set forth below:

NAME                                               CAPITAL CONTRIBUTION
----                                               --------------------
Lyda Hunt-Herbert,
Trustee for Douglas Herbert Hunt                          $150,000

CUSIP NO. 420258 10 5                13D                     Page 8 of __ Pages


Lyda Hunt-Herbert,
Trustee for Barabara Ann Hunt                             150,000

Lyda Hunt-Herbert,
Trustee for Bruce William Hunt                            150,000

Lyda Hunt-Herbert,
Trustee for Lyda Bunker Hunt                              150,000

Lyda Hunt-Herbert,
Trustee for David Shelton Hunt                            200,000

Crain Resources, Inc.                                     350,000

James D. Finley                                            80,000

Bryan Wagner                                               80,000

Duer Wagner, Jr.                                           40,000

Sklar & Phillips                                          150,000

James W. Bryant                                           200,000

C.R. Devine                                               125,000

G. Lynn Smith                                             100,000

Pinewood Exploration, Inc.                                100,000
Profit Sharing Plan

Jim Byrd                                                  125,000

Charles Williams                                            5,000

Robert Merrill                                              5,000

Tom Schoonover                                             15,000

Gary L. Salmon                                             50,000

Keith Lawyer                                               50,000

The source for such capital contributions from each of the joint venture partners was working capital or personal funds.

         The Warrants are not exercisable until certain conditions are satisfied. See Item 5 herein. A copy of the Stock Purchase Agreement with all exhibits, including the form of the Warrant, is attached to this statement as an exhibit.

CUSIP NO. 420258 10 5                13D                     Page 9 of __ Pages


Item 4.  Purpose of Transaction.

         The purpose of the transactions contemplated by the Stock Purchase Agreement is for HACL and the Joint Venture to (1) obtain a substantial equity investment in the Company, (2) gain control over the board of directors of the Company, and (3) participate in the growth of the Company.

         In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, five persons designated by HACL became members of the Board of Directors of the Company. Such persons are: Ray C. Davis, Kelcy L. Warren, Matthew S. Ramsey, Richard D. Brannon and Jon R. Stevenson.
As a result, the designees of HACL now constitute a majority of the Board of Directors of the Company.

         Pursuant to the Stock Purchase Agreement, HACL has agreed to use reasonable efforts to provide to the Company the opportunity to engage in transactions that would cause the Warrants to become vested; provided, however, HACL is not obligated to expend it own funds to accomplish such actions. See
Item 5 of this Statement for a discussion of the type of transactions needed to vest the Warrants. HACL also intends to pursue transactions that will increase the value of the Company and the value of HACL's and the Joint Venture's interests in the Company. As a result, HACL may engage in such transaction as it deems to be in its best interest.


Item 5.  Interest in Securities of the Issuer.

         Pursuant to the Stock Purchase Agreement, HACL acquired 3,863,636 shares of Common Stock and Energy Investors acquired 4,136,364 for $4,400,000. Such shares of Common Stock constitute approximately 37.4% of the issued and outstanding shares of the Company's Common Stock. In addition, HACL received a Warrant to purchase 8,000,000 shares of Common Stock at the exercise price of $0.91 per share. The shares of Common Stock to be acquired pursuant to the exercise of the Warrant together with the shares of Common Stock acquired pursuant to the Stock Purchase Agreement will aggregate 16,000,000 shares or approximately 55.1% of the total shares of Common Stock of the Company.

         Six-Dawaco, as the general partner of HACL, has sole control over the voting of the shares of Common Stock of the Company held by HACL. The Board of Directors of Six-Dawaco consist of Ray C. Davis and Kelcy L. Warren.

         Under the Joint Venture Agreement for the Joint Venture (the "Joint Venture Agreement"), the joint venture partners of the Joint Venture has agreed that HACL will receive 50% of all appreciation, profits or distributions received by such joint venture partner

CUSIP NO. 420258 10 5                13D                     Page 10 of __ Pages


with respect to the shares of Common Stock held by the Joint Venture after the joint venture partners have received profits or distributions equal to 31.61% annual return on their investment in the Joint Venture. The Joint Venture did not receive any of the Warrants.

         Under the Joint Venture Agreement, unless earlier terminated the shares of Common Stock acquired by the Joint Venture pursuant to the Stock Purchase Agreement will be held by the Joint Venture for four years. HACL as the managing joint venture partner of the Joint Venture has agreed to vote the shares of Common Stock held by the Joint Venture in accordance with the requests of the joint venture partners in accordance with their respective
interests in the Joint Venture.   Each of the joint venture partners of the
Joint Venture has an interest in the Joint Venture that would currently entitle such joint venture partner to vote the following number of shares of Common
Stock:

Name                                                                   Equivalent Shares
----                                                                   -----------------
Lyda Hunt-Herbert
Trustee for Douglas Herbert Hunt                                            272,727.27

Lyda Hunt-Herbert
Trustee for Barabara Ann Hunt                                               272,727.27

Lyda Hunt-Herbert
Trustee for Bruce William Hunt                                              272,727.27

Lyda Hunt-Herbert
Trustee for Lyda Bunker Hunt                                                272,727.27

Lyda Hunt-Herbert
Trustee for David Shelton Hunt                                              363,636.36

Crain Resources                                                             636,363.64

Jim Finley                                                                  145,454.55

Bryan Wagner                                                                145,454.55

Duer Wagner, Jr.                                                             72,727.27

Sklar & Phillips                                                            272,727.27

James W. Bryant                                                             363,636.36

C.R. Devine                                                                 227,272.73

Lynn Smith                                                                  181,818.18

CUSIP NO. 420258 10 5                13D                     Page 11 of __ Pages


Pinewood Exploration, Inc.                                                  181,818.18
Profit Sharing Plan

Jim Byrd                                                                    227,272.73

Charles Williams                                                              9,090.91

Robert Merrill                                                                9,090.91

Tom Schoonover                                                               27,272.73

Gary L. Salmon                                                               90,909.09

Keith Lawyer                                                                 90,909.09

         Warrants. All of the Warrants issued to HACL will expire four years from the date of issuance (the "Expiration Date"). The Warrants will not become exercisable until the satisfaction of the following vesting requirements:

         Providing New Business. The Warrants will vest based upon HACL, directly or indirectly, providing to the Company contracts or agreements to lease natural gas compressors from the Company having an aggregate horsepower as follows:

Aggregate Horsepower                                Percent of Warrants Vested
--------------------                                --------------------------
15,000 or greater                                             100%
11,250 to 14,999                                               75%
 7,500 to 11,249                                               50%
 3,750 to 7,499                                                25%

         For purposes of satisfying the above vesting requirements, the following transactions will be considered to be equivalent to providing contracts or agreements for the lease of natural gas compressors:

         o Any sale and lease back transaction originated by HACL, provided that the purchase price of the compressors to the Company does not exceed their fair market value, the lease rentals are at not less than market rates and the transaction is approved by directors of the Company not affiliated with or designated by HACL.

         o Any compressors provided by the Company to any oil and gas properties acquired by the Company which were identified by HACL and which properties satisfy any of the vesting requirements discussed below.

         There is no specified length or other required terms of the compressor leases to be provided by HACL for these purposes. However, only the leases provided by HACL which are in effect at

CUSIP NO. 420258 10 5                13D                     Page 12 of __ Pages


the time that any vesting determination is made will be taken into account for vesting purposes. The properties on which the compressor may be located may be owned by affiliates of HACL or by third parties.

         The Warrants will vest in the percentages reflected in column (4) below upon HACL providing compressor leases aggregating the aggregate minimum horsepower reflected in column (1) below if, in addition, the Company also acquires either (i) oil and gas properties identified by HACL which have an aggregate purchase price indicated in column (2) below or (ii) other compressor leasing companies identified by HACL which have under lease compressors which have an aggregate horsepower equal to at least the amounts reflected in column
(3) below:



                                         Aggregate
                                      Horsepower Under
 Minimum      Aggregate Purchase     Lease by Acquired      Percent of
Aggregate      Price of Oil and       Company at Time        Warrants
Horsepower      Gas Properties         of Acquisition         Vested
  7,500      at least $4,000,000      7,500 or greater         100%
  6,000      at least $3,000,000       at least 5,625           75%
  4.250      at least $2,000,000       at least 3,750           50%
  2,500      at least $1,000,000       at least 1,875           25%

         In addition, the Warrants may vest through a combination of the methods set forth above, provided that there must be compressor leases for the minimum aggregate horsepower reflected in Column (1) for the percentage of Warrants indicated in Column (4) to vest. If any portion of the Warrants vest pursuant to the immediately preceding table above, then for any contracts or agreements, or set of contracts or agreements, provided by HACL for the lease of natural gas compressors from the Company having an additional aggregate of 3,750 horsepower or more, then an additional 25% of the Warrants shall vest with respect to each incremental addition of an aggregate of 3,750 horsepower. In addition, the acquisition by the Company of producing oil and gas properties identified by HACL in a transaction reflected in column (2) will be considered in determining the vesting of the Warrants in combination with any acquisition by the Company of a company in the business of owning and leasing natural gas compressors by treating each $1,000,000 of the purchase price of such producing oil and gas properties to be the equivalent of an aggregate horsepower of 1,875 under lease by an acquired company.

         Change of Control. Upon the occurrence of certain events which result in a "change of control" of the Company, then all

CUSIP NO. 420258 10 5                13D                     Page 13 of __ Pages


unvested Warrants will become vested. A change in control will be deemed to have taken place upon the occurrence of the following events: (i) as a result of a proxy solicitation by a party other than the Company, the directors serving on the Company's Board immediately prior to such action no longer constitute a majority of the total number of directors of the Company following such action; (ii) any person or group other than HACL or its affiliates acquires more than 50% of the Company's outstanding voting securities; (iii) the Company's stockholders approve the merger or consolidation of the Company with another corporation or business organization, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless, in the case of a merger or consolidation, the directors in office immediately prior to such transaction constitute a majority of the directors of the surviving entity or a majority of the disinterested of the Company approve such transaction; or (iv) a majority of the disinterested directors of the Company determine that any other proposed action would constitute a change in control and such action is taken.

         Other than the shares of Common Stock being acquired pursuant to the Stock Purchase Agreement, the Reporting Persons do not own any shares of Common Stock and have not purchased or sold any shares of Common Stock within the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         HACL has acquired the 3,863,636 shares of Common Stock and the Warrants in its own name pursuant to the Stock Purchase Agreement. The Joint Venture has acquired the 4,136,364 shares of Common Stock pursuant to the Stock
Purchase Agreement.   Each joint venture partner of Energy Investors has
acquired their interest in the Company pursuant to the Joint Venture Agreement. The Warrants issued to HACL which was issued pursuant to the Stock Purchase Agreement is attached thereto. The Joint Venture Agreement of the Joint Venture is attached hereto as exhibit. Other than the documents referred to above, there are no agreements, contracts, understandings or relationships with regard to the securities of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A  -  Agreement to file Joint Statement on Schedule 13D
         Exhibit B  -  Stock Purchase Agreement
         Exhibit C  -  Warrant Agreement
         Exhibit D  -  Joint Venture Agreement of Energy Investor Joint Venture

CUSIP NO. 420258 10 5                13D                     Page 14 of __ Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

         DATE:  December 29, 1996



                                              HACL, LTD.


                                              BY:  SIX-DAWACO, INC., General
                                              Partner


                                              BY: /s/ RAY C. DAVIS
                                                 ----------------------------
                                                 RAY C. DAVIS, PRESIDENT


                                              ENERGY INVESTORS JOINT VENTURE


                                              By: HACL, LTD.,
                                                  Managing Joint Venture Partner

                                              By:  SIX-DAWACO, INC., General
                                              Partner

                                              BY: /s/ RAY C. DAVIS
                                                 ------------------------------
                                                 RAY C. DAVIS, PRESIDENT



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. Section 1001).

CUSIP NO. 420258 10 5                13D                     Page 15 of __ Pages



                           EXHIBIT INDEX                                  Page
                           -------------                                  ----
Exhibit A -    Agreement to file Joint Statement on Schedule 13D
Exhibit B -    Stock Purchase Agreement
Exhibit C -    Warrant Agreement
Exhibit D -    Joint Venture Agreement of Energy Investor Joint Venture